FORM 5  Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)  Form 3 Holdings Reported XForm 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Cernovitch Marc (Last) (First) (Middle) c/o 335 - 25 Street S.E. (Street) Calgary Alberta Canada T2A 7H8 (City) (State) (Zip Code)	2. Issuer Name and Ticker or Trading Symbol Synergy Technologies Corporation "OILS"

6. Relationship of Reporting Person(s) to Issuer

(Check all Applicable)

__ Director ___ 10% Owner

_XX_ Officer ___ Other

(Give Title Below) (Specify Below)

_Vice-President________ _____________________

3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary)	4. Statement for Month/Year December 2000	7. Individual or Joint/Group Reporting (Check Applicable Line) _XX_ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Amount	or (D)	Price
Common Stock	9/9/2000	540	A	$2,625
Common Stock	26,718	D
* If the form is filed by more than one reporting person, see instruction 4(b)(v)
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Transaction Date Month/Day /Year	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
Options to Purchase Shares	$1.00	235,000	D

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

___/s/ Marc Cernovitch___________ **Signature of Reporting Person	__February 7, 2001________ Date